FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Tenet Fintech Group Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 99,544,183

Date: November 30, 2022

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The Issuer continued to take measures during the period to limit the impact of persistent COVID-19 lockdowns on its Chinese operations. Those measures included working with financial institutions to provide additional comfort to committing capital to the Business Hub despite the slowdown in business activity. For instance by consolidating services offerings to provide better risk control on certain transactions originating from the Issuer's LinkSteel and clean energy platforms, allowing factories creating solar panels to purchase and finance the steel used in the making of their products.

The Issuer once again worked with its retail and distribution clients during the period to ensure that they would be able to get the most out of this year's Singles'

Day shopping festival. However, the impact of this year's event was less pronounced on the Issuer's sales compared to previous years.

The Issuer also made considerable progress on the on-going pilot project with one of China's largest retailers in the city of Chengdu aimed at bringing better distribution and delivery efficiency to online consumer goods retailers and distributors. An API and system integration application was developed, paving the way for complete automation in the area for the 145 retail outlets participating in the pilot project.

Finally, the Issuer also began a new pilot project with CHJ Jewellery, a well-known Chinese jewellery brand, to begin supply-chain procurement cooperation in Jiangsu province. The pilot project has so far recruited 30 participating shops.

On the Canadian operations front, the period concluded with the official launch of the Issuer's Business Hub platform in Canada with almost 5,000 pre-registered SMEs. The launch of the Business Hub in Canada positions the Issuer to begin generating its first revenue outside of China and to validate a new revenue model, which the Issuer eventually plans to export to its Chinese operations.

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2. Provide a general overview and discussion of the activities of management.

Given the importance of the launch of the Issuer's Business Hub in Canada, a large portion of the Issuer's management's time during the period was spent on working on the finishing touches to ensure all would be ready for the event.

The Issuer's management also worked on, and provided a response to, comments received from the Ontario Securities Commission (the "OSC") on the filing of the Issuer's short form prospectus. The Issuer's management also continued to address and respond to questions during the period related to the Issuer's application to have its securities listed on a senior Canadian exchange (the "Exchange").

Finally, the Issuer's management completed and filed its financial results for the third quarter of 2022 and held a webinar to discuss the results for the quarter.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

The Issuer launched its Business Hub in Canada on November 30.

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the

Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

After several weeks of discussions and evaluation, the Issuer officially joined the Toronto Regional Board of Trade (the "TRBT"). The TRBT has more than 11,500 members and is very entrenched in the SME environment within the greater Toronto area (GTA). It also works very closely with both the Ontario & Canadian Chambers of Commerce.

6. Describe the expiry or termination of any contracts or agreements between the

Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

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7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers. N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer continued to hire new employees in Canada during the reporting period in connection with its development, adaptation and operation of the Business Hub in North America.

11. Report on any labour disputes and resolutions of those disputes if applicable. N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

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14. Provide details of any securities issued and options or warrants granted.

N/A

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the

Issuer's market(s) or political/regulatory trends.

The continuation of COVID-19 lockdowns and associated criticism in China could negatively impact the Issuer's Chinese operations.

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated December 7, 2022.

Johnson Joseph
Name of Director or Senior Officer

(s) Johnson Joseph
Signature

Chief Executive Officer
Official Capacity

Issuer Details
Name of Issuer	For Month End	Date of Report
Tenet Fintech Group Inc.	November 2022	December 7, 2022
Issuer Address
119 Spadina Avenue, Suite 705
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Toronto, Ontario M5V 2L1	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
Contact Email Address	Web Site Address
investors@tenetfintech.com	www.tenetfintech.com

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